Ordinary General Meeting and
Extraordinary Meeting of Shareholders
of Sequans Communications
Date:     February 16, 2026
See Voting Instruction On Reverse Side.

Please make your marks like this: x Use pen only

	For	Against	Abstain
Extraordinary Matters
1. Reduction of the share capital by a nominal amount of €1,516,973 through the cancellation of 151,697,300 shares held by the Company
2. Authorization granted to the Board of Directors to reduce the share capital by a maximum nominal amount of €7,239,462.00 through the cancellation of up to 723,946,200 shares held by the Company.
Ordinary Matters
3. Powers and formalities.

Authorized Signatures - This section must be
completed for your instructions to be executed.

_____________________ __________________________
Please Sign Here         Please Date Above
_____________________________________ _________________________
Please Sign Here         Please Date Above

Ordinary General Meeting and Extraordinary Meeting
of Shareholders of Sequans Communications
to be held June 30, 2025
For Holders as of May 16, 2025

INTERNET                            TELEPHONE
1-866-858-9176
www.proxypush.com/SQNS
• Cast your vote online.            OR            • Use any touch-tone telephone.
• Have your Proxy Card ready.                    • Have your Proxy Card ready.
• Follow online instructions to record your vote            • Follow the simple recorded instructions

MAIL

OR
• Mark, sign and date your Proxy Card ready.
• Fold and return your Proxy Card in the postage-paid envelope provided

All votes must be received by 12:00 P.M. (Noon) Eastern time on June 26, 2025

PROXY TABULATOR FOR
SEQUANS COMMUNICATIONS
P.O. BOX 8016
CARY, NC 27512-9903

Sequans Communications
Instructions to The Bank of New York Mellon, as Depositary
(All votes must be received by 12:00 P.M. (Noon) Eastern time on June 26, 2025)

The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business May 16, 2025 at the Annual Meeting of the Shareholders to be held on June 30, 2025, and any adjournments thereafter, in respect of the resolutions specified on the reverse side.

NOTE:
1. Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. If no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Company.

2. The Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of deposited Shares represented by that amount of American Depositary Shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of deposited Shares as to that matter.

(Continued and to be marked, dated and signed, on the other side